

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 31, 2016

Via E-mail
Jan Telander
Chief Executive Officer
Progreen US, Inc.
380 North Old Woodward Ave., Suite 226
Birmingham, Michigan 48009

>   **Re: Progreen US, Inc.**
>   **Revised Preliminary Proxy Statement on Schedule 14C**
>   **Filed October 17, 2016**
>   **File No. 000-25429**

Dear Mr. Telander:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    /s/ Sandra B. Hunter

    Sandra B. Hunter
    Staff Attorney
    Office of Real Estate and
    Commodities

cc: Michael Paige, Esq.
        Via E-mail